Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of our capital stock is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our certificate of incorporation, as amended (certificate of incorporation), our amended and restated by-laws (bylaws) and applicable provisions of Delaware corporate law. You should read our certificate of incorporation and by-laws, which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.
Our authorized capital stock consists of 166,500,000 shares of common stock, par value $0.001 per share, and 33,333 shares of preferred stock, par value $0.001 per share, of which 12,575 are designated as the Series O Preferred Stock and 4,500 are designated as the Series X Convertible Preferred Stock.
Common Stock

General

Each holder of common stock is generally entitled to one vote for each share held on all matters to be voted upon by the shareholders and there are no cumulative voting rights. All matters put to a shareholder vote generally require the approval of a majority of shares entitled to vote, except as otherwise provided by our certificate of incorporation or bylaws or required by law. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are validly issued, fully paid and non-assessable, and any issued shares of common stock will be validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Bylaw Amendments
The Board is expressly authorized to make, alter or repeal any provision of our bylaws.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our shares of common stock trade on The Nasdaq Capital Market under the symbol “CTIC”.
Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 33,333 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including but not limited to dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of our common stock.
Certain Anti-Takeover Matters
Delaware corporate law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the company. Section 203 of the Delaware General Corporation Law (DGCL) prohibits us, with certain exceptions, from engaging in certain business combinations with an interested shareholder (defined generally as a person who owns 15% or more of our voting stock or is an affiliate of the Company and the owner of 15% of our voting stock within a 3 year period) for a period of three years following date that such shareholder becomes an interested shareholder. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the interested shareholder, or any other receipt by the interested shareholder of a disproportionate benefit as a shareholder. Exceptions to this statutory prohibition include approval of the business combination or transaction which resulted in the shareholder becoming an interested shareholder by the board of directors, ownership of at least 85% of the voting stock of the company outstanding at the time of the transaction or approval of the business combination and approval by the board of directors and holders of not less than two-thirds of the outstanding shares entitled to vote on the business combination which is not owned by the interested shareholder on or subsequent to the date of the business combination. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203 of the DGCL. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the company.
Directors are elected annually, for terms of one year and until their successors are elected and qualified. Our bylaws provide that, in any election of directors, those candidates receiving the largest number of votes cast by the shares entitled to vote in the election, up to the number of directors to be elected by such shares, will be elected to our board of directors. Our bylaws also provide that any vacancy in our board of directors may be filled only by the affirmative vote of a majority of directors then in office, though less than a quorum. Further, our bylaws require a shareholder to provide notice to us of such shareholder’s intention to nominate a person or persons for election as directors not later than 90 days prior to the first anniversary of the previous year’s annual meeting or, in the case of an election to be held at a special meeting of the shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. A shareholder must also provide us with notice of such shareholder’s intent to make any proposal at an annual meeting of shareholders not later than 90 days prior to the first anniversary of the previous year’s annual meeting of shareholders. These provisions may have the effect of deterring hostile takeovers or delaying a change in control of our management.